FLINT TELECOM GROUP, INC.

April 20, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Evan S. Jacobson

Re:           Request to Withdraw

Registration Statement on Form S-3

Filed November 19, 2007

File No.: 333-147489

Dear Mr. Jacobson:

Flint Telecom Group, Inc. (formerly named Semotus Solutions, Inc.) hereby requests that the following Registration Statement on Form S-3 filed on November 19, 2007 (SEC File No. 333-147489) be immediately withdrawn.  The Company has decided not to pursue this Registration Statement.  No securities were sold under this Registration Statement.

Sincerely,

/s/ Tali Durant

Tali Durant

Chief Legal Officer

Flint Telecom Group, Inc.

327 Plaza Real  •  Suite 319  •  Boca Raton, FL 33432  •  www.flinttel.com  •
Phone (561) 394-2748 •  (561) 394-2906 Fax